UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-5224

Stanley Black & Decker

Retirement Account Plan

(Full title of the plan)

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

Stanley Black & Decker Retirement Account Plan

Years ended December 31, 2012 and 2011

Stanley Black & Decker Retirement Account Plan

Audited Financial Statements

and Supplemental Schedules

Years ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm	4
Audited Financial Statements
Statement of Net Assets Available for Benefits at December 31, 2012	5
Statement of Net Assets Available for Benefits at December 31, 2011	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	7
Notes to Financial Statements	8
Supplemental Schedules
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)	17
Schedule H, Line 4(j) — Schedule of Reportable Transactions	18
Signature	19
Exhibits	20
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of the Board of Directors

Stanley Black & Decker, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Stanley Black & Decker Retirement Account Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut
June 28, 2013

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2012

	Unallocated Fund	Participant Directed	Total
Assets
Cash	$—	$8,091	$8,091
Investments, at current market value:
Stanley Black & Decker Common Stock:
3,210,779 shares (cost $104,794,192)	—	237,501,323	237,501,323
3,382,714 shares (cost $62,783,172)	250,219,355	—	250,219,355
Short Term Investments (cost $2,649,179)	—	2,649,179	2,649,179
Mutual funds (cost $88,624,435)	2,091,543	88,476,086	90,567,629
Commingled funds (cost $690,110,167)	—	750,821,592	750,821,592

	252,310,898	1,079,456,271	1,331,767,169
Dividends and interest receivable	140	674	814
Contribution receivable from employer	—	26,943,860	26,943,860
Contribution receivable from participants	—	278,819	278,819
Notes receivable from participants	—	18,299,145	18,299,145

	252,311,038	1,124,978,769	1,377,289,807

Liabilities
Debt	105,925,844	—	105,925,844
Accounts payable	—	485,401	485,401

	105,925,844	485,401	106,411,245

Net assets available for benefits	$146,385,194	$1,124,493,368	$1,270,878,562

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2011

	Unallocated Fund	Participant Directed	Total
Assets
Cash	$—	$168,794	$168,794
Investments, at current market value:
Stanley Black & Decker Common Stock:
3,503,166 shares (cost $119,804,264)	—	236,814,022	236,814,022
3,691,274 shares (cost $68,510,045)	249,530,122	—	249,530,122
Short Term investments and other (cost $5,674,073)	1,750,529	3,923,544	5,674,073
Mutual funds (cost $93,267,774)	—	87,345,764	87,345,764
Commingled funds (cost $682,587,446)	—	677,462,769	677,462,769

	251,280,651	1,005,714,893	1,256,995,544
Dividends and interest receivable	49	627	676
Contribution receivable from employer	—	29,375,828	29,375,828
Contribution receivable from participants	—	648,028	648,028
Notes receivable from participants	—	18,289,825	18,289,825

	251,280,700	1,054,029,201	1,305,309,901

Liabilities
Debt	113,425,844	—	113,425,844
Accounts payable	—	321,218	321,218

	113,425,844	321,218	113,747,062

Net assets available for benefits	$137,854,856	$1,053,707,983	$1,191,562,839

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

	Unallocated Fund	Participant Directed	Total
Additions
Investment income:
Dividends	$6,329,945	$6,065,912	$12,395,857
Interest	1,037	4,378,576	4,379,613

	6,330,982	10,444,488	16,775,470
Net appreciation	37,719,868	73,667,052	111,386,920
Employer contributions	509,468	48,958,735	49,468,203
Employee contributions	—	53,604,475	53,604,475

	44,560,318	186,674,750	231,235,068
Deductions
Withdrawals	—	(144,441,685)	(144,441,685)
Administrative expenses	—	(824,801)	(824,801)
Interest expense	(6,697,770)	—	(6,697,770)

	(6,697,770)	(145,266,486)	(151,964,256)
Interfund transfers (out) in	(29,332,210)	29,332,210	—

Net increase before transfers from other plans	8,530,338	70,740,474	79,270,812
Transfers from other plans	—	44,911	44,911

Net increase	8,530,338	70,785,385	79,315,723
Net assets available for benefits at beginning of year	137,854,856	1,053,707,983	1,191,562,839

Net assets available for benefits at end of year	$146,385,194	$1,124,493,368	$1,270,878,562

See accompanying notes

Stanley Black & Decker Retirement Account Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following brief description of the Stanley Black & Decker Retirement Account Plan (formerly the Stanley Account Value Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Overview

In connection with the merger of The Black & Decker Corporation with and into The Stanley Works, effective March 12, 2010, the Plan was amended and restated in its entirety, effective January 1, 2011, and the name of the Plan was changed from the “Stanley Account Value Plan” to the “Stanley Black & Decker Retirement Account Plan.” Effective December 17, 2012, pursuant to the merger of the Employees Profit Sharing Trust of Precision Hardware (“Precision Plan”), the Plan accepted the transfer of all the assets and liabilities of the Precision Plan. All of these transferred funds were credited to the pertinent individuals’ accounts under the Plan. Effective December 17, 2012, pursuant to the sale of the residential hardware and home improvement business of Stanley Black & Decker, Inc. to Spectrum Brands, Inc., certain participants in the Plan who incurred a severance of employment in connection with such sale became fully vested in their accounts under the Plan. In connection with this sale, the Plan was amended to provide for the distribution of vested account balances to affected participants, either in a lump sum payment or pursuant to a direct rollover to an eligible plan, including to the buyer’s qualified retirement plan.

The Plan, which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of Stanley Black & Decker, Inc. and its U.S. affiliates (the “Company”). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a “leased employee” as defined in the Plan, is in a unit of employees listed in Part I of Appendix A of the Plan, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. In addition, an individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of Stanley Black & Decker, Inc. after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless the Plan provides for his or her coverage. An individual who is employed by the Company on a temporary assignment from a foreign affiliate is not considered an eligible employee and will not be covered under the Plan during any period for which he or she is eligible to accrue a benefit under a foreign retirement plan that covers employees of the foreign affiliate pursuant to the laws of a country other than the United States. Effective July 1, 2011, an individual who is employed by CRC-Evans Pipeline International, Inc. or Microalloying International, Inc. (each a subsidiary of the Company) and is paid pursuant to a payroll program that is administered outside of the United States is not considered an eligible employee and will not be covered under the Plan. Effective October 1, 2011, an individual whose earnings from the Company are subject to the income tax laws of a possession of the United States that does not apply all of the provisions of the Code that pertain to qualified retirement plans is not considered an eligible employee and will not be covered under the Plan.

Prior to January 1, 2011, subject to certain additional limitations (including a limitation of 7% of compensation for highly compensated employees, as defined under the Plan), participants were permitted to contribute to the Plan, through pre-tax payroll deductions, up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees, as determined under the Plan, had the option of making after-tax contributions to the Plan. Effective January 1, 2011, eligible employees who are not “highly compensated” (as defined under the Plan), may elect to make before-tax and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Under certain circumstances, participants who have attained age 50 are permitted under the Code to make additional pre-tax contributions (“catch-up” contributions) to the Plan. Highly compensated employees may contribute up to 7% of pay for a pay period, on a pre-tax basis (plus “catch-up” contributions, if applicable), but may not make after-tax contributions to the Plan. A participant’s contributions (including, if applicable, “catch-up” contributions) and matching allocations are allocated to a “Choice Account.”

A participant’s Choice Account is automatically credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax contributions for the payroll cycle credited to such account, taking into account only pre-tax contributions that do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax contributions for a payroll cycle is 3.5% of the participant’s compensation for such payroll cycle. Matching allocations with respect to a payroll cycle are allocated to the Choice Account of a participant on whose behalf such allocations are made as soon as practicable after compensation is paid to the participant with respect to the payroll cycle. “Catch-up” contributions are not eligible for matching allocations.

All amounts which are credited to a participant’s Choice Account may be invested as directed by the participant in one or more of the investment funds made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by the Company may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts.

The allocations credited to a participant’s Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant’s after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc. for the period or periods during which they are invested or reinvested in the Company Stock Fund. This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

Pursuant to regulatory guidance effective January 1, 2011, the Plan is no longer required to provide annual “55/10 diversification elections” to participants who are at least age 55 and have completed ten years of participation, since the Plan complies with the diversification rules under Section 404(c) of the Employee Retirement Income Security Act (ERISA) by providing employees with at least three diversified investment options plus sufficient information to make informed investment decisions.

Choice Account Fund Investments

A participant may direct the investment of the funds credited to his or her Choice Account among certain investment funds made available under the Plan. Investment options available as of December 31, 2012 for Choice Account investments were as follows:

1. BlackRock LifePath® Index Non-Lendable Funds F (“Target Retirement Funds”)

2. BlackRock Money Market Fund

3. State Street Global Advisors (“SSgA”) U.S. Intermediate Government/Credit Bond Index Fund – Class A

4. Mellon Capital Aggregate Bond Fund

5. SSgA U.S. Inflation Protected Bond Index Fund – Class A

6. Mellon Capital S&P 500 Index Fund

7. SSgA U.S. Total Market Index Fund – Class A

8. SSgA U.S. Extended Market Index Fund – Class A

9. SSgA Global Equity ex-U.S. Index Fund

10. Neuberger Berman Genesis Fund

11. Dodge & Cox International Stock Fund

12. Stanley Black & Decker Stock Fund (“Company Stock Fund”)

Core Account Allocations (formerly Cornerstone Allocations)

The Plan also provides for separate allocations for certain eligible participants. For Plan years beginning before January 1, 2011, Cornerstone Account allocations were made under the Plan of 3%, 5% or 9% of compensation (depending upon age) and additional Cornerstone Account allocations were made on behalf of eligible Plan participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. Effective January 1, 2011, employees who would have been eligible for Cornerstone Account allocations of 3%, 5% or 9% of pay under the terms of the Plan as in effect prior to January 1, 2011, and certain eligible employees of a Black & Decker affiliate (except those represented by collective bargaining agreements or otherwise described in Part II of Appendix A to the Plan) may, instead, receive a “Core Account allocation” for a Plan year that begins on or after January 1, 2011, regardless of whether they make contributions to the Plan. The Core Account allocation for a Plan year is based on the eligible employee’s age on December 31 of the allocation year and is determined in notional, quarterly credits. In order to receive a Core Account allocation credit for a calendar quarter that ends on or after March 31, 2011, an eligible Plan participant must be employed on the last day of such calendar quarter and not be employed in a classification that is excluded from Core Account allocations according to the terms of the Plan. Eligible employees under age 40 on December 31 of the applicable Plan year will receive 2% of pay; eligible employees age 40 to 54 on December 31 of the applicable Plan year will receive 4% of pay; and eligible employees age 55 or older on December 31 of the applicable Plan year will receive 6% of pay. In addition, Core Transition Benefit Allocations and Additional Core Transition Benefit Allocations are made under the Plan’s requirements for five years (2011-2015) for certain employees who were previously eligible for Cornerstone Account allocations of 3%, 5% or 9% of pay, and certain employees who were previously eligible to accrue benefits under specified defined benefit plans. Core Accounts are also credited with any funds previously credited to Cornerstone Accounts.

A participant is not eligible for these separate Core Account allocations if he or she is covered under a collective bargaining agreement which calls for participation in the Plan; eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc.; an employee of Stanley Security Solutions, Inc.; an employee of Stanley Supply & Services, Inc. (other than an employee who was employed by Jensen Tools, Inc. on December 29, 2001); an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004; an employee of Stanley Access Technologies LLC at Dallas, Texas, Cortland, New York, San Diego, California, or at Denver, Fort Collins or Colorado Springs, Colorado, or at Mandeville, Louisiana, Indianapolis, Indiana, Burnsville, Minnesota, Memphis, Nashville or Knoxville, Tennessee, Jackson, Mississippi, Little Rock, Arkansas, or Salt Lake City, Utah; an employee of Sargent & Greenleaf, Inc.; an employee of Stanley Black & Decker, Inc. at Kentwood, Michigan, including employees whose primary duties are not performed at the Kentwood, Michigan facilities; an employee of National Manufacturing Co. or National Manufacturing Sales Co. whose employment commences on or after January 1, 2007; an employee of Stanley Convergent Security Solutions, Inc., an employee of CRC-Evans Pipeline International, Inc. or Microalloying International, Inc.; an employee of Cribmaster, Inc. (known prior to May 4, 2012, as Winware, Inc.); an employee of InfoLogix, Inc. or InfoLogix Systems Corporation; an employee of Lista International Corporation; or an employee of AeroScout, Inc. A participant who is employed by Stanley Black & Decker, Inc. pursuant to the Executive Chairman Agreement, as defined in the Agreement and Plan of Merger, dated as of November 2, 2009, is excluded from Core Account allocations.

A participant may, at any time, direct the investment of the funds credited to his or her Core Account into one of the Target Retirement Funds made available under the Plan for investment of amounts credited to Core Accounts. A participant may direct that his or her Core Account funds be moved from one Target Retirement Fund to another Target Retirement Fund, provided that all of his or her Core Account funds are invested in the same Target Retirement Fund. If a participant does not direct the investment of new contributions or allocations to his or her Core Account, these funds will automatically be invested in the participant’s age appropriate Target Retirement Fund until the participant makes an affirmative election for a different Target Retirement Fund.

Distributions and Vesting

Participants are fully vested in their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002, but are not credited with any hours of service after December 31, 2010, are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2007, but are not credited with any hours of service after December 31, 2010, are vested in 100% of the value of Core Account allocations made on their behalf once they have completed 3 years of service. Upon the earlier of completion of one year of service or attainment of age 55 while an employee of the Company, a participant who is credited with an hour of service with the Company, on or after January 1, 2011, will become 100% vested in the portion of his or her Choice Account attributable to matching allocations credited after 1986, matching contributions transferred from The Black & Decker Retirement Savings Plan that were made to that plan after 2007, and certain other allocations to a Choice Account made after 1997. Moreover, a participant who is credited with an hour of service on or after January 1, 2011, will become vested in allocations to his or her Core Account, upon the earlier of the date on which the participant completes three years of service or the date on which the participant attains age 55 while an employee of the Company.

Benefits generally are distributed upon retirement, disability, death, or termination of employment. Normally, a lump-sum distribution is made in cash or whole shares of the Company’s common stock (hereinafter referred to as Stanley Black & Decker Stock or Common Stock or shares), at the election of the participant, equal to the value of assets in the participant’s accounts under the Plan at the time of the distribution. Certain restrictions on transfers of assets to or from the Company Stock Fund, or the receipt of loans, withdrawals, or distributions from the Company Stock Fund, apply to those participants who are subject to Section 16(b) of the Securities and Exchange Act of 1934. Certain transfer restrictions also apply during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Black & Decker Stock by insiders.

During active employment, subject to financial hardship rules or the attainment of age 59 1/2, a participant, subject to certain procedures, may make withdrawals from the vested amounts in his or her Choice Account. Also, a participant whose Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another defined contribution plan sponsored by a business that was acquired by the Company (“Acquired Plan”) may, under certain circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account. A participant may, for any reason, withdraw all or a portion of the amount in the participant’s Choice Account that is attributable to any after-tax contributions he or she has made to the Plan. Effective January 1, 2011, a participant may also withdraw all or a portion of the amount that is attributable to any rollover contributions or direct rollovers that have been credited to his or her Choice Account under the Plan.

Notwithstanding the foregoing, a participant who received a hardship withdrawal from the Sonitrol Plan after June 16, 2011, is prohibited from making before-tax or after-tax contributions under the Plan until the expiration of the six-month suspension period that became effective under the Sonitrol Plan with respect to his or her before-tax and after-tax contributions under the Sonitrol Plan at the time of receipt of such hardship withdrawal.

Notes Receivable from Participants

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate, as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, plus one percent (1%), which is payable, through payroll deductions, over a term of not more than five years. General-purpose loans must be repaid within 60 months; however, participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. As a general rule, a participant may not have more than one loan outstanding at any time, except to the extent that, after the participant has taken a loan from the Plan, one or more loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an Acquired Plan. A participant may not request a new loan until a loan on which payments are currently being made, including any transferred loan from an Acquired Plan, is paid in full. If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the outstanding loan amount.

Unallocated Fund

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 4 and 5) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company’s treasury and previously unissued shares (“Exempt Loans”). The shares purchased from the proceeds of the Exempt Loans were placed in the Unallocated Stanley Black & Decker Stock Fund (the “Unallocated Fund”). Under the 1989 Exempt Loan agreement, the Company guaranteed the loan to ensure that there would be annual contributions sufficient to enable the Plan to repay the 1989 Exempt Loan plus interest. Both of the Exempt Loan agreements were refinanced effective June 30, 1998. The 1989 Exempt Loan was fully repaid in December 2009.

Monthly transfers of shares of Stanley Black & Decker Stock are made from the Unallocated Fund for allocation to participants based on the current period debt principal and interest payments made under an Exempt Loan as a percentage of total future debt principal and interest payments. As a general rule, dividends received on allocated shares of Stanley Black & Decker Stock are applied to make payments on the Exempt Loan that was used to acquire those shares. Dividends received on unallocated shares of Stanley Black & Decker Stock and participant and Company contributions (other than contributions of Stanley Black & Decker Stock) are used to make payments under an Exempt Loan.

The Company will make a contribution to the Plan for a Plan year, of the amount, if any, by which the sum of the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year and the contributions to the Plan that are not used to make payments under an Exempt Loan for the Plan year is less than the total of: (i) the participants’ contributions for the Plan year; (ii) any matching allocations or Core Account allocations made for the Plan year, (other than the amount of such allocations attributable to forfeitures); and (iii) any dividends paid on shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to participants’ interests in the Company Stock Fund that are used to make payments under an Exempt Loan for that Plan year. Moreover, the Company will make a contribution to the Plan for a Plan year, of the amount, if any, by which the amount needed to make payments under an Exempt Loan for the Plan year exceeds the total of: (i) the participants’ contributions; (ii) dividends paid on shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to participants’ interests in the Company Stock Fund that are applied to make payments under an Exempt Loan for that Plan year; (iii) dividends paid on shares of Stanley Black & Decker Stock in the Unallocated Fund that are applied to make payments under an Exempt Loan for that Plan year; and (iv) any Company contributions to the Plan for such Plan year that are applied to make payments under an Exempt Loan for that Plan year. A contribution will be applied in accordance with the terms of the Plan.

Additional allocations will be made proportionally to the Choice Accounts of eligible participants for a Plan year, if the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year, and the contributions made to the Plan for that Plan year that are not used to make payments under an Exempt Loan, exceeds the total of participant contributions made for the Plan year, matching and Core Account allocations (other than the amount of such allocations attributable to forfeitures) made for the Plan year, and dividends paid during the Plan year on allocated shares of Stanley Black & Decker Stock in the Company Stock Fund applied to make payments under an Exempt Loan for the Plan year. Special rules expanding participant eligibility for such allocations apply in the event of a change in control of the Company (as such term is defined in the Plan). There was no such additional allocation for the 2012 Plan year.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan, a Plan participant will, in effect, be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker Stock that are attributable to his or her interest in the Company Stock Fund. Any such allocated shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged. Shares of Stanley Black & Decker Stock held by the trustee which have not been allocated to the Choice Account of any participant shall be tendered or exchanged by the trustee in the same proportion as the allocated shares of Stanley Black & Decker Stock as to which the trustee receives instructions (including deemed instructions as described above). Therefore, by providing instructions as to whether to tender or exchange shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to his or her Choice Account (including deemed instructions as described above), a participant will, in effect, be providing instructions with respect to a portion of the shares held in the Unallocated Fund in the Plan. The foregoing provisions are subject to applicable law, which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may make decisions regarding the tender or exchange of shares of Stanley Black & Decker Stock held in the Unallocated Fund in a manner other than the proportionate method described above if it believes that this proportionate method would violate applicable law.

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The Plan maintains separate accounts for participants. In addition to the participants’ contributions, matching allocations, Core Account allocations, and the participants’ loan payments, such accounts are credited with related gains, losses, and dividend income.

At December 31, 2012 and 2011, benefits payable to terminated vested participants who had requested their payments were $55,622 and $432,620, respectively.

Forfeited Accounts

During the years ended December 31, 2012 and 2011, amounts forfeited from non-vested accounts totaled $1,129,606 and $243,667, respectively. As of December 31, 2012 and 2011, the balance in the forfeited non-vested account totaled $212,875 and $119,547, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Core Account allocations.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the modified cash basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which was included in Subtopic 820 in the FASB Codification. Disclosures required by the Amendment include information about transfers between Level 1 and Level 2 of the fair value hierarchy, information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and interrelationships between those unobservable inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the value of such items is required to be disclosed. The Amendments within Subtopic 820 are effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption not permitted, and must only be applied prospectively. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

Investments

The carrying amounts of all investments are reported at fair value. The Plan investments consist predominantly of shares of Stanley Black & Decker Stock, money market funds, mutual funds, and commingled funds. Stanley Black & Decker Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The Stanley Black and Decker Stock Fund and other commingled funds are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

Effective January 1, 2011, the assets of the Plan are held in trust by an independent corporate trustee, Wells Fargo Bank, National Association, (the “Trustee”) pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31, 2012		December 31, 2011
Stanley Black & Decker — Common Stock*		$487,720,678	$486,344,144
Mellon Capital S&P 500 Index Fund		$137,433,578	$128,080,960
Blackrock Money Market Fund		$112,098,380	$121,977,867
Neuberger Berman Genesis Fund	$	**	$60,685,220

*	Both participant and non-participant directed.
**	Amount is less than 5% of the Plan’s net assets available for benefits.

Dividend income

Dividend income is accrued on the ex-dividend date.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company.

3. Fair Value Measurements

FASB ASC 820 “Fair Value Measurement” defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	—	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	—	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; other than quoted prices that are observable for the asset or liability; and assets or liabilities that are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3	—	Assets or liabilities that are valued using unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stocks – Level 1 common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Level 2 common stocks are a unitized fund with a cash cushion resulting in the fund being valued at the closing price of similar assets in active markets.

Money Market – Valued at the closing price of similar assets in active markets.

Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Commingled Funds – Valued at the closing price of similar assets in active markets.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured at fair value on a recurring basis:

	Fair Value at December 31, 2012
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$487,720,678	$250,219,355	$237,501,323	$—
Short-term Investments	2,649,179	—	2,649,179	—
Mutual Funds	90,567,629	90,567,629	—	—
Commingled Funds	750,821,592	—	750,821,592	—

Total	$1,331,759,078	$340,786,984	$990,972,094	$—

	Fair Value at December 31, 2011
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$486,344,144	$249,465,294	$236,878,850	$—
Short-term Investments	5,674,073	2,010,076	3,663,997	—
Mutual Funds	87,345,764	87,345,764	—	—
Commingled Funds	677,462,769	—	677,462,769	—

Total	$1,256,826,750	$338,821,134	$918,005,616	$—

The availability of observable market data is monitored to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of levels 1, 2 or 3. In 2012, management reassessed the inputs utilized in the fair value hierarchy and determined a certain investment should be categorized as a level 1 investment instead of a level 2. As a result, the fund was reclassified from level 2 to level 1 as of December 31, 2011.

4. Debt

Debt consisted of the following at December 31:

	2012	2011
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	$105,925,844	$113,425,844

The scheduled maturities of debt for the next five years are as follows: 2013 — $7,400,004; 2014 — $7,200,000; 2015 — $7,200,000; 2016 — $6,950,004 and 2017 — $6,849,996 .

The number of shares held in the Unallocated Fund is reduced as shares are released to the Company Stock Fund pursuant to principal and interest payments. During 2012 and 2011, 308,560 and 322,967 shares, respectively, were released and at December 31, 2012 and 2011, 3,382,714 and 3,691,274 shares, respectively, were unallocated. Should the principal and interest due exceed the dividends paid on shares in the Company Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2012 or 2011.

5. Transactions with Parties-in-Interest

Fees paid during 2012 and 2011 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2012 and 2011 were $824,801 and $662,716, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2,831,378 from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $14,197,770 and $14,860,625 of principal and interest payments related to this debt in 2012 and 2011, respectively. At December 31, 2012 and 2011, $105,925,844 and $113,425,844, respectively, was outstanding on such debt.

6. Income Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

A request for an updated determination letter regarding the Plan was submitted to the IRS on January 31, 2011, and, as of the date of this filing, such request remains pending before the IRS.

7. Assets Transferred from Certain Acquired Plans

Reflected in Transfers from other plans in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2012 are $44,911 of assets that were transferred to the Plan from a certain acquired plan pursuant to the merger of such plan into the Plan. This transfer was made on behalf of former participants in the Employees Profit Sharing Trust of Precision Hardware (“Precision Plan”), effective December 17, 2012. The transferred plan assets were allocated to the Choice Accounts of the pertinent individuals, and invested under the Plan in the investment funds that corresponded to the individual’s Precision Plan funds as of a specified date. If an individual did not have a Choice Account in the Plan, a Choice Account was established for that individual and his or her transferred plan assets were invested in the investment funds in the Plan that corresponded to the investment funds in which his or her Precision Plan funds were invested on the pertinent date.

8. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the Unallocated Fund balance as presented in the Statements of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s Common Stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Stanley Black & Decker Retirement Account Plan

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

EIN-06-0548860

Plan Number — 009

December 31, 2012

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Cash:
Wells Fargo*	Cash	$8,091	$8,091
Common Stock:
The Stanley Works*	6,593,493 shares of Common Stock; par value $2.50 per share	167,577,364	487,720,678
Short-Term Investments:
Wells Fargo*	Short-Term Investment Fund G	2,649,179	2,649,179
Mutual Funds:
Neuberger Berman	Genesis Fund	56,515,567	58,865,236
Dodge & Cox	International Stock Fund	29,757,968	29,351,493
Wells Fargo*	Advantage Cash Investment Money Market Fund	2,350,900	2,350,900
Commingled Funds:
Mellon Capital Management Corporation	S&P 500 Index Fund	120,092,012	137,433,578
Blackrock Institutional Trust Company	Money Market Fund	112,098,380	112,098,380
Blackrock Institutional Trust Company	Lifepath Index 2025 Fund	51,597,494	56,962,966
Blackrock Institutional Trust Company	Lifepath Index 2020 Fund	49,504,432	54,401,966
State Street Global Advisor	Small/Mid Cap U.S. Equity Fund	48,299,750	53,578,950
Blackrock Institutional Trust Company	Lifepath Index 2015 Fund	43,946,070	48,243,173
State Street Global Advisor	International Equity Index Fund	41,002,521	42,273,219
Mellon Capital Management Corporation	Aggregate Bond Fund	38,383,174	41,757,960
Blackrock Institutional Trust Company	Lifepath Index 2030 Fund	37,421,511	41,195,822
Blackrock Institutional Trust Company	Lifepath Index 2035 Fund	29,455,824	32,292,341
State Street Global Advisor	US Total Market Index Fund	25,335,864	28,856,238
Blackrock Institutional Trust Company	Lifepath Index Retirement Fund	26,121,097	28,719,744
Blackrock Institutional Trust Company	Lifepath Index 2040 Fund	20,906,244	23,016,635
State Street Global Advisor	TIPS Funds	20,612,257	22,678,928
Blackrock Institutional Trust Company	Lifepath Index 2045 Fund	11,946,023	13,074,692
State Street Global Advisor	Intermediate Bond Index Fund	6,226,179	6,441,465
Blackrock Institutional Trust Company	Lifepath Index 2050 Fund	5,759,036	6,292,718
Blackrock Institutional Trust Company	Lifepath Index 2055 Fund	1,402,299	1,502,817

Total investments		948,969,236	1,331,767,169
Loans to participants*	Promissory notes at prime rate with maturities up to twenty-five years (ranging from 3.25% to 11.00%)		18,299,145

Total		$948,969,236	$1,350,066,314

*	Indicates party-in-interest to the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, 4(j) — Schedule of Reportable Transactions

EIN 06-0548860

Plan Number — 009

Year ended December 31, 2012

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (i) — Single transaction in excess of 5% of plan assets.

None

Category (ii) — Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) — Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) — Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Black & Decker Retirement Account Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Black & Decker Retirement Account Plan

Date: June 28, 2013	By:	/s/ Joseph R Voelker
Joseph R Voelker
Senior Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm